Exhibit 1

(publié également en Francais)

For immediate release

Thursday, July 31, 2003

Balanced portfolio delivers solid financial results

Highlights

•        Strong production from East Coast Oil

•        Progress on international development

•        Refinanced US$600 million of debt

Petro-Canada announced today second quarter earnings from operations of $455 million ($1.72 per share), which include a positive adjustment of $96 million ($0.36 per share) for Canadian income tax rate changes.  Excluding the adjustment for income tax changes, earnings from operations were $359 million ($1.36 per share) compared with $276 million ($1.05 per share) in the same quarter last year.  Earnings from operations do not include gains or losses on foreign currency translation and on disposals of assets.  Second quarter 2003 cash flow was $874 million ($3.30 per share), up from $540 million ($2.06 per share) in the second quarter of last year.  Cash flow is before changes in non-cash working capital.

Second quarter net earnings, including gains or losses on foreign currency translation and on disposal of assets, were $588 million ($2.22 per share) compared with $321 million ($1.22 per share) in the same period of 2002.  Net earnings in the second quarter of 2003, include a gain on foreign currency translation of $98 million ($0.37 per share) and a gain on asset sales of $35 million ($0.13 per share). Net earnings in the second quarter of 2002 include a gain of $45 million ($0.17 per share) on foreign currency translation.

“Petro-Canada’s balanced portfolio showed its strength in the quarter,” commented Chief Executive Officer Ron Brenneman.  “Solid execution from East Coast Oil and International offset operational issues experienced during the quarter in oil sands and refining.”

Upstream earnings from operations in the second quarter of 2003 were $382 million, up from $232 million in 2002.  Earnings in the quarter were positively impacted by strong natural gas prices, higher production from East Coast Oil, an additional month of earnings from the acquired upstream assets of Veba Oil & Gas and the positive tax adjustment of $64 million for income tax rate changes.

Downstream earnings from operations in the second quarter were $128 million compared with $73 million in the same period in 2002.  Stronger refining margins early in the quarter and a positive adjustment of $45 million for income tax rate changes more than offset the impact of refinery reliability issues and a more competitive marketing environment.

“With our financial strength and capability we are well positioned to take advantage of a wide suite of opportunities,” said Mr. Brenneman. “In the second quarter, we advanced developments in each of our three international regions.”

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally.  Its common shares trade on the TSX under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For more information, please contact:

INVESTOR AND ANALYST INQUIRIES	MEDIA AND GENERAL INQUIRIES

Gordon Ritchie	Laurie Stretch
Investor Relations	Corporate Communications
(403) 296-7691	(403) 296-8498

E-MAIL:  investor@petro-canada.ca

INTERNET SITE:  www.petro-canada.ca

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis set out in pages 2 to 10 should be read in conjunction with the unaudited consolidated interim financial statements of the Company for the six months ended June 30, 2003, Management’s Discussion and Analysis for the three months ended March 31, 2003, Management’s Discussion and Analysis for the year ended December 31, 2002, the 2002 audited consolidated financial statements and the Company’s 2002 Annual Information Form.

BUSINESS ENVIRONMENT

The average market prices for the three-month and six-month periods ended June 30, were:

	Three months ended June 30		Six months ended June 30
(averages for the period)	2003	2002	2003	2002
Dated Brent at Sullom Voe US$/bbl	26.03	25.04	28.77	23.09
West Texas Intermediate (WTI) at Cushing US$/bbl	28.91	26.25	31.39	23.95
Edmonton Light Cdn$/bbl	42.24	40.57	46.91	37.25
Edmonton Light/Bow River price differential Cdn$/bbl	11.48	8.25	11.76	8.10
Natural Gas at Henry Hub US$/mmbtu	5.48	3.37	6.04	2.88
Natural Gas at AECO Cdn$/mcf	7.29	4.61	7.78	4.05
New York Harbour 3-2-1 crack spread US$/bbl	3.57	2.88	4.96	2.85
Exchange rate - US cents/Cdn$	71.6	64.4	68.9	63.5

ANALYSIS OF CONSOLIDATED EARNINGS AND CASH FLOW

Second quarter earnings from operations of $455 million ($1.72 per share), which include a positive adjustment of $96 million ($0.36 per share) for Canadian income tax rate changes compare, with $276 million ($1.05 per share) in the same period of 2002.  Excluding the tax adjustment for income tax changes, earnings from operations were $359 million ($1.36 per share) compared with $276 million ($1.05 per share) in the same quarter last year.  The increase in earnings from operations was primarily due to higher natural gas prices, increased production from East Coast Oil and an additional month of earnings from the acquired upstream assets of Veba Oil & Gas.  Earnings from operations do not include gains or losses on foreign currency translation and on disposals of assets.

Second quarter net earnings in 2003 were $588 million ($2.22 per share) compared with $321 million ($1.22 per share) in the same period last year.  Net earnings in the second quarter of 2003, include a gain on foreign currency translation of $98 million ($0.37 per share) and a gain on asset sales of $35 million ($0.13 per share). Net earnings in the second quarter of 2002 include a gain of $45 million ($0.17 per share) on foreign currency translation.

In 2003, second quarter cash flow was $874 million ($3.30 per share), up from $540 million ($2.06 per share) in the same quarter of 2002.  The increase in second quarter 2003 cash flow reflected higher net earnings, lower current income taxes resulting from the inventory valuation method prescribed for income tax purposes in the Downstream and net tax deferrals of current income taxes related to earnings of the Petro-Canada Oil and Gas Partnership.

Six month earnings from operations were $945 million ($3.57 per share), up from $365 million ($1.39 per share) in the same period of 2002.  Higher earnings from operations reflect higher commodity prices, an additional four months of earnings from International, increased production from East Coast Oil and the positive adjustment of $96 million for income tax rate changes, offset by an after-tax charge of $46 million related to the potential sale of a non-core asset in Kazakhstan.

Consolidated six month net earnings were $1 172 million ($4.43 per share), up from $409 million ($1.56 per share) in the same period of 2002.  Six month net earnings in 2003 include a gain on foreign currency translation of $192 million ($0.73 per share) and a gain on asset sales of $35 million ($0.13 per share). Net earnings in the first half of 2002 include a gain of $44 million ($0.17 per share) on foreign currency translation.

Consolidated six month cash flow was $1 865 million ($7.05 per share) compared with $827 million or ($3.15 per share) in the first half of 2002.  The increase in cash flow for the first six months was primarily due to the same factors that increased second quarter 2003 cash flow.

UPSTREAM

Production

Petro-Canada converts gas to oil equivalent at a rate of 6 000 cubic feet of gas to one barrel of oil.

In the second quarter of 2003, Petro-Canada’s production of crude oil, field natural gas liquids and natural gas averaged
468 000 barrels of oil equivalent per day compared with 375 000 barrels of oil equivalent per day in the same period of 2002.  The increase reflected an additional month of volumes from the upstream assets of Veba Oil & Gas and higher production from Terra Nova and Hibernia.

North American Gas

North American Gas contributed second quarter net earnings of $180 million compared with net earnings of $57 million in the same quarter last year.  The net earnings increase was attributable to higher natural gas prices, a $29 million positive adjustment due to income tax rate changes and a $35 million after-tax gain on non-core asset sales in west central Alberta.

Second quarter Canadian natural gas realized prices averaged $6.55 per thousand cubic feet, up from $4.13 per thousand cubic feet in the comparable quarter of 2002.

Western Canada

Petro-Canada’s Western Canada natural gas business delivered solid results despite planned maintenance turnarounds. Second quarter production averaged 680 million cubic feet per day compared with 736 million cubic feet per day in the same period last year.

At the end of the quarter, Petro-Canada divested non-core oil and gas properties in west central Alberta and recorded an after-tax gain of $35 million.  Production from the divested non-core assets was approximately 10 million cubic feet per day of natural gas and 2 000 barrels per day of oil and natural gas liquids.

Natural gas volumes for 2003 are expected to average 690 million cubic feet per day, which reflect the sale of non-core assets at the end of the second quarter of 2003.

Scotian Shelf

At the end of the quarter, Petro-Canada and its partner EnCana completed a 3-D seismic program over an exploration license block in deepwater off Nova Scotia.

East Coast Oil

Net earnings from East Coast Oil were $156 million, up from $116 million in the second quarter of 2002.  The earnings increase reflected higher production volumes from Terra Nova and Hibernia and a positive adjustment of $21 million for income tax rate changes partially offset by higher exploration expense.

Second quarter East Coast Oil crude prices realized averaged $35.79 per barrel compared with $36.63 per barrel in the second quarter of 2002.

Second quarter production averaged 92 400 barrels per day net to Petro-Canada, compared with 78 500 barrels per day in the second quarter of 2002. Strong production was attributable to increased reservoir capability and reliability improvements. In the second quarter Terra Nova production averaged 51 400 barrels per day net to Petro-Canada, up from 41 400 barrels per day in the same quarter last year.

In 2003, net daily production for East Coast Oil is expected to average approximately 86 000 barrels per day, taking into account a planned two-week maintenance turnaround at Terra Nova in August.

Other East Coast Offshore

In early June, Petro-Canada and its partners completed drilling the Tuckamore B-27 exploration well in the Flemish Pass region off the Grand Banks of Newfoundland.  The well was dry and abandoned.

Work on the White Rose development continued to progress in the quarter.  Refitting of the Glomar Grand Banks drilling unit for the White Rose Project has been completed and the rig has spudded a delineation well immediately south of the White Rose field to hold lands.

Oil Sands

Oil Sands contributed second quarter net earnings of $11 million compared with $1 million in the same quarter of 2002.  Oil Sands second quarter earnings benefited from a positive income tax rate adjustment of $14 million and higher Syncrude volumes, which were offset by higher natural gas costs and MacKay River start up costs.

Second quarter synthetic crude and bitumen realized prices averaged $37.08 per barrel compared with $40.44 per barrel in the same period last year.

Syncrude production for the second quarter averaged 25 300 barrels per day net to Petro-Canada, compared with  21 400 barrels per day in the same quarter of 2002.  The production increase was due to a shorter coker turnaround and solid operating performance in the month of June.  In the second quarter of 2002, production was adversely impacted by a longer than scheduled coker turnaround.

In 2003, average daily production from Syncrude is expected to be approximately 26 000 barrels per day net to Petro-Canada.

Second quarter MacKay River production averaged 5 000 barrels per day, down from 13 200 barrels per day in the first quarter of 2003.  The production decrease was attributable to problems with water separation facilities during April and early May.  The facility was shut in for about six weeks while modifications were made and maintenance carried out. In July the facility underwent a turnaround to resolve water separation issues.  While disappointed to encounter facilities start-up difficulties, Petro-Canada is pleased with the reservoir response to steam injection to date.

MacKay River production is expected to average 12 000 barrels per day net to Petro-Canada in 2003.

International

International contributed second quarter net earnings of $70 million, compared with earnings of $58 million in the same quarter of 2002.  The earnings increase was mainly attributable to the additional month of earnings in 2003 from the acquired upstream assets of Veba Oil & Gas and higher daily volumes.

Realized International oil and liquids prices in the second quarter averaged $34.52 per barrel, compared with $36.15 per barrel in the same period of 2002.  International natural gas realized prices averaged $4.66 per thousand cubic feet in the second quarter of 2003 compared with $4.47 in the same period of 2002.

International production for the second quarter averaged 214 700 barrels of oil equivalent per day compared with 202 300 barrels of oil equivalent per day net to Petro-Canada for 60 days in the second quarter of 2002.

In 2003, net daily production for International is expected to average 205 000 barrels of oil equivalent.

Northwest Europe

Second quarter daily production averaged 52 900 barrels of oil equivalent per day net to Petro-Canada.  Production from the United Kingdom averaged 31 800 barrels of oil equivalent per day, while production from the Netherlands averaged
21 100 barrels of oil equivalent per day in the quarter.

In the UK North Sea, development of the Clapham field (Petro-Canada 100% working interest) progressed with the first production well completed in the second quarter.  This project is on track to be on stream in the first quarter of 2004.  In the Netherlands, development of the L5b block (Petro-Canada 30% working interest) is also progressing with start up expected in the first quarter of 2004.

Subsequent to quarter end, the Company closed a transaction to acquire assets, including the undeveloped Grebe discovery in the UK North Sea, near the Petro-Canada operated Guillemot West and Northwest fields.  Design work commenced for the future tie-in of the Grebe field into the Triton FPSO.

In 2003, net daily production for Northwest Europe is expected to average 50 000 barrels of oil equivalent.

North Africa/Near East

In the second quarter, production in North Africa/Near East averaged 151 500 barrels of oil equivalent per day net to
Petro-Canada.  Libyan production averaged 51 500 barrels per day. Syrian production averaged 96 700 barrels of oil equivalent per day.

At the end of the quarter, Petro-Canada and its partner Shell Syria reached an agreement with the Syrian government, subject to ratification, that extends rights to deeper and lateral production areas on existing acreage.  This agreement supplements the existing production-sharing contract under which the two firms operate in the oil-rich Euphrates area in the northeastern region of Syria through Al Furat Petroleum Company.

In 2003, net daily production for North Africa/Near East is expected to average 145 000 barrels of oil equivalent reflecting lower volumes in Syria.

Northern Latin America

With the start up of Train 3 at the Atlantic LNG facility Trinidad offshore gas production increased to 62 million cubic feet per day net to Petro-Canada in the second quarter of 2003.

In 2003, net daily production for Trinidad is expected to average 60 million cubic feet per day.

2003 Production Outlook - Summary

	2003 Outlook As at July 31, 2003	2003 Outlook As at January 29, 2003
	(thousands of barrels of oil equivalent per day)
North American Gas (1)
• Gas	115	115
• Liquids	17	17
East Coast Oil	86	79
Oil Sands
• Syncrude	26	28
• MacKay River	12	22
International
• North Africa/Near East	145	157
• Northwest Europe	50	44
• Trinidad	10	8
Total	461	471

Notes:

(1) North American Gas volume outlook reflects the sale of non-core assets at the end of the second quarter of 2003.

DOWNSTREAM

Downstream second quarter net earnings were $129 million, up from $73 million in the same period last year.  Higher earnings reflected a $45 million positive adjustment related to income tax rate changes and higher refinery cracking margins, partly offset by refinery reliability issues and a more competitive marketing environment.

During the second quarter refinery cracking margins declined, falling below mid-cycle levels in June.  The second quarter New York Harbour 3-2-1 refinery crack spread averaged US$ 3.57 per barrel, down significantly from the first quarter of 2003, yet up from US$ 2.88 per barrel in the second quarter of 2002.  The domestic light/heavy crude price differential widened to $11.48 in the second quarter of 2003 compared with $8.25 per barrel in 2002.

In the second quarter, total sales of refined petroleum products were up 2 per cent from the same period last year, reflecting higher wholesale distillate sales partially offset by lower asphalt sales.

Petro-Canada’s refineries achieved 99 per cent crude unit utilization in the second quarter of 2003, down from 101% in the same quarter last year, reflecting both planned turnaround activity and lower refinery reliability.  The refining and supply segment contributed $80 million to Downstream operating earnings in the second quarter, while the marketing segment contributed $48 million.  These results compare with contributions from refining and supply of $54 million and from marketing of $19 million in the second quarter of 2002.

CORPORATE

Shared services contributed second quarter net earnings in 2003 of $42 million compared with $16 million for the same period in 2002.  Second quarter 2003 net earnings included a gain of $98 million ($0.37 per share) due to foreign currency translation and were negatively impacted by an income tax rate adjustment of $13 million. Second quarter 2002 net earnings included a gain of $45 million ($0.17 per share) due to foreign currency translation.

Second quarter interest expense of $45 million was unchanged from the same period last year.

Effective January 1, 2003, Petro-Canada commenced operating its international activities on a self-sustaining basis.  As a consequence, the Company prospectively changed its accounting for the foreign currency translation of its international subsidiaries, whereby gains and losses arising from translation of their financial statements and associated long-term debt into Canadian dollars are deferred and included as part of shareholders’ equity.  The effect of this change for the three months and six months ended June 30, 2003 was a decrease in net earnings of $20 million and $45 million, respectively.

Income Tax Changes

In the second quarter of 2003, Petro-Canada recorded a reduction in future income taxes of $96 million due primarily to substantively enacted changes in federal income tax rates.  The changes, to be introduced over five years, will reduce the applicable rate on resource income to 21% from 28%, provide for the deduction of crown royalties and eliminate the deduction for resource allowance.

Comparative earnings from operations excluding the effect of these income tax rate changes is summarized in the table below:

Earnings From Operations: Excluding Effects of Income Tax Rate Changes

	Three months ended June 30,
	2003	2002
	(millions of dollars)
Upstream
North American Gas	116	57
East Coast Oil	135	116
Oil Sands	(3)	1
International	70	58
Downstream	83	73
Shared Services	(42)	(29)
	359	276

LIQUIDITY AND CAPITAL RESOURCES

Petro-Canada’s total debt at June 30, 2003 was $2 511 million, down from $3 057 million at year-end 2002.   As at June 30, 2003 Petro-Canada’s debt to debt plus equity was 26.1% and debt to rolling twelve-month cash flow was 0.8 times.  As at December 31, 2002, Petro-Canada’s debt to debt plus equity was 34.6% and debt to 2002 cash flow was 1.3 times.

In the quarter, Petro-Canada completed the placement of US$600 million of long-term debt.  Net proceeds of the offering contributed to the repayment of approximately $800 million of bank facilities related to the acquisition of Veba Oil & Gas upstream assets in May 2002.

The company’s unsecured long-term debt securities are rated Baa2 by Moody’s Investors Service, BBB by Standard & Poor’s and A (low) by Dominion Bond Rating Service.  The Company’s long-term debt ratings remain unchanged from year-end 2002.

As at June 30, 2003, Petro-Canada had available $1 435 million of undrawn bank credit facilities for general corporate purposes.

Petro-Canada’s cash and short-term investments as at June 30, 2003 were $592 million compared with $234 million as at December 31, 2002.

Excluding cash and short-term investments and the current portion of long-term debt, Petro-Canada had operating working capital of $188 million at the end of the second quarter 2003 compared with $36 million as at December 31, 2002.  The increase of operating working capital was mainly due to lower accounts payable and higher inventories in the Downstream, partially offset by lower accounts receivable associated with lower commodity prices.

Petro-Canada does not have any entities structured for special purposes, such as financing arrangements, that are excluded from consolidation.  Commitments and contingent liabilities are disclosed in Note 22 to the 2002 annual financial statements.

2003 Capital Spending Program

In the second quarter of 2003, Petro-Canada’s capital and exploration expenditures were $577 million, up from $474 million in the same quarter of last year.  For the six months ended June 30, 2003, Petro-Canada’s capital and exploration expenditures totaled $1089 million compared with $849 million for the same period in 2002.  Capital and exploration expenditures include deferred charges and other assets, and exclude the acquisition of the upstream assets of Veba Oil & Gas.

Petro-Canada’s capital and exploration expenditures for 2003 are expected to total $2 605 million, up from $2 575 million as announced on November 29, 2002.  Oil Sands investments are expected to be $435 million, down from $670 million, due to the reassessment of the refinery conversion project at Edmonton.  The outlook for International capital spending is $685 million, up from $545 million reflecting the acquisition of assets in the UK North Sea in July 2003. Corporate expenditures are expected to be $105 million, up from $30 million, reflecting issuance and interest rate hedging costs associated with the recently placed U.S. dollar denominated long-term debt.  This capital program demonstrates Petro-Canada’s firm commitment to deliver profitable growth and create long-term shareholder value.  Funding for the 2003 capital program is expected to come from the current year’s cash flow.

	2003 Outlook At July 31, 2003	2003 Outlook At November 29, 2002
	(millions of dollars)
Upstream
Oil Sands	435	670
International	685	545
North American Gas	465	455
East Coast Oil	365	375
	1 950	2 045
Downstream
Refining	370	360
Marketing	165	125
Lubricants	15	15
	550	500
Corporate	105	30

Total	2 605	2 575

RISK

As at June 30, 2003 there has been no material change in the Company’s risks or risk management activities since December 31, 2002.  Petro-Canada’s risk management activities are conducted according to policies and guidelines established by the Board of Directors, using insurance, selective hedging and other techniques. Readers should refer to Petro-Canada’s 2002 Annual Information Form and the risk management section of the 2002 Management’s Discussion and Analysis.

SHAREHOLDER INFORMATION

As at June 30, 2003, Petro-Canada’s common shares outstanding totaled 265.2 million.  Fully diluted shares for the six months ended June 30, 2003 were 267.4 million.

NON GAAP MEASURES

Cash flow, which is expressed before changes in non-cash working capital, is used by the Company to analyze operating performance, leverage, and liquidity. Earnings from operations, which represents net earnings excluding gains or losses on foreign currency translation and on disposal of assets, is used by the Company to evaluate operating performance.  Cash flow and earnings from operations do not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles (“GAAP”) and therefore may not be comparable with the calculation of similar measures for other companies.

Petro-Canada will hold a conference call to discuss these results with investors on Thursday, July 31 at 1615h, Eastern Time.  To participate, please call 1-800-298-3006 or 416-641-6696 at 1605h.  Media are invited to listen to the call by dialing 1-800-291-5032.  Those who are unable to listen to the call live may listen to a recording of it approximately one hour after its completion by calling 1-800-558-5253 (reservation number 21145649) or 416-626-4100 (reservation number 21145649).  A live audio broadcast of the conference call will be available on Petro-Canada’s Internet site at http://www.petro-canada.ca/eng/investor/conferencecalls/7192.htm on July 31 at 1615h Eastern Time.  Approximately one hour after the call, a recording of it will be available on the Internet site.

LEGAL NOTICE – FORWARD LOOKING INFORMATION

This release contains forward-looking statements, including references to drilling plans, construction activities, the submission of development plans, seismic activity, refining margins, oil and gas production levels and the sources of growth thereof, results of exploration activities, and dates by which certain areas may be developed or may come on-stream.  These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements.  Such factors include, but are not limited to: general economic, market, and business conditions; interest rates; ability to access external sources of debt and equity capital, industry capacity; competitive action by other companies; fluctuations in oil and gas prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the results of exploration and development drilling and related activities; imprecision of reserve and resource potential estimates; the company’s ability to replace and expand oil and gas reserves; fluctuation in foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations; and other factors, many of which are beyond the control of Petro-Canada.  These factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the Securities and Exchange Commission.  The use of the term “potential reserves” in this release does not meet the guidelines of the U.S. Securities and Exchange Commission for inclusion in documents filed with the SEC. Readers are cautioned that the foregoing list of important factors is not exhaustive.

Furthermore, the forward-looking statements contained in this news release are made as of the date of this release, and Petro-Canada does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise.  The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

SELECTED OPERATING DATA

June 30, 2003

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002

Crude oil and natural gas liquids production, net before royalties (thousands of barrels per day)
East Coast Oil	92.4	78.5	87.9	68.9
Oil Sands	30.3	21.4	33.1	24.4
Western Canada	17.2	18.4	18.1	18.9
Northwest Europe	39.9	25.6	41.1	12.9
North Africa/Near East	145.7	92.7	143.3	47.4

Natural gas production, net before royalties, excluding injectants (millions of cubic feet per day)
Western Canada	680	736	697	734
Northwest Europe	78	60	87	30
North Africa/Near East	35	35	34	18
Trinidad	62	—	56	—

Total production(1) (thousands of barrels of oil equivalent per day)	468	375	469	303

Petroleum product sales (thousands of cubic metres per day)
Gasolines	26.2	26.1	25.7	25.2
Distillates	19.1	17.5	20.8	18.8
Other including petrochemicals	9.9	10.4	9.1	9.3
	55.2	54.0	55.6	53.3

Crude oil processed by Petro-Canada (thousands of cubic metres per day)	49.1	50.3	49.6	50.5
Average refinery utilization (per cent)	99	101	100	101
Downstream earnings from operations after tax (cents per litre)	2.5	1.5	2.6	1.2

(1) Natural gas converted at 6 000 cubic feet of gas to 1 barrel of oil

AVERAGE PRICE REALIZED

June 30, 2003

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002

Crude oil and natural gas liquids (dollars per barrel)
East Coast Oil	35.79	36.63	41.00	35.25
Oil Sands	37.08	40.44	38.85	37.00
Western Canada	35.95	31.50	40.82	28.49
Northwest Europe	35.46	36.73	43.04	36.73
North Africa/Near East	34.26	35.95	39.69	36.00

Natural gas (dollars per thousand cubic feet)
Western Canada	6.55	4.13	7.38	3.64
Northwest Europe	5.18	4.32	5.37	4.32
North Africa/Near East	3.98	4.72	4.85	4.72
Trinidad	4.39	—	4.63	—

SELECTED FINANCIAL DATA

June 30, 2003

(unaudited, millions of dollars, except share information)

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002

Earnings
Upstream
North American Gas	145	57	311	59
East Coast Oil	156	116	318	181
Oil Sands	11	1	24	7
International	70	58	134	52
Downstream	128	73	258	118
Shared Services	(55)	(29)	(100)	(52)
Earnings from operations	455	276	945	365
Foreign currency translation	98	45	192	44
Gain on asset sales	35	—	35	—
Net earnings	588	321	1 172	409

Average capital employed
Upstream			6 382	3 714
Downstream			2 389	2 230
Shared Services			382	862
Total Company			9 153	6 806

Return on capital employed (per cent)(1)
Upstream			22.5	12.8
Downstream			16.7	9.7
Total Company			20.3	9.6

Operating return on capital employed (per cent)(1)
Upstream			22.0	12.8
Downstream			16.5	9.7
Total Company			18.9	10.1

Return on equity (per cent)(1)			28.1	11.4

Debt			2 511	3 434
Cash and short-term investments			592	434
Debt to cash flow(1)			0.8	2.4
Debt to debt plus equity (per cent)			26.1	39.6

SHARE INFORMATION

June 30, 2003

		Three months ended June 30,		Six months ended June 30,
		2003	2002	2003	2002
Average shares outstanding (millions)		264.9	262.5	264.5	262.4
Earnings per share	- Basic	2.22	1.22	4.43	1.56
	- Diluted	2.20	1.21	4.38	1.54
Cash flow per share		3.30	2.06	7.05	3.15
Dividends per share		0.10	0.10	0.20	0.20
Share Price(2)	– High	56.31	44.48	56.31	44.48
	– Low	45.75	39.33	45.75	33.90
	– Close at June 30	53.96	42.75	53.96	42.75
Shares traded(3) (millions)		49.6	37.5	100.2	101.4

(1) 12 month rolling average

(2) Share prices are for trading on the TSX.

(3) Total shares traded on the TSX and New York Stock Exchanges.

CONSOLIDATED STATEMENT OF EARNINGS

Six months ended June 30, 2003

(unaudited, millions of dollars, except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002

Revenue
Operating	2 773	2 441	6 295	4 142
Investment and other income (3)	53	(4)	38	3
	2 826	2 437	6 333	4 145

Expenses
Crude oil and product purchases	1 136	1 107	2 601	1 992
Operating, marketing and general	572	494	1 148	891
Exploration	59	44	180	150
Depreciation, depletion and amortization (4)	293	240	636	402
Foreign currency translation (5)	(99)	(47)	(196)	(46)
Interest	45	45	93	75
	2 006	1 883	4 462	3 464

Earnings before income taxes	820	554	1 871	681

Provision for income taxes (6)
Current	155	278	596	393
Future	77	(45)	103	(121)
	232	233	699	272

Net Earnings	588	321	1 172	409

Earnings per share
Basic (dollars)	2.22	1.22	4.43	1.56
Diluted (dollars)	2.20	1.21	4.38	1.54

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

Six months ended June 30, 2003

(unaudited, millions of dollars)

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002

Retained earnings at beginning of period	2 938	1 573	2 380	1 511
Net earnings	588	321	1 172	409
Dividends on common shares	(27)	(26)	(53)	(52)
Retained earnings at end of period	3 499	1 868	3 499	1 868

Figure references refer to the Notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS

Six months ended June 30, 2003

(unaudited, millions of dollars)

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002

Operating activities
Net earnings	588	321	1 172	409
Items not affecting cash flow (7)	227	175	513	268
Exploration expenses	59	44	180	150
Cash flow	874	540	1 865	827
Increase in non-cash working capital relating to operating activities and other	(26)	(17)	(190)	(174)
Cash flow from operating activities	848	523	1 675	653

Investing activities
Expenditures on property, plant and equipment and exploration	(494)	(422)	(1 010)	(792)
Proceeds from sale of assets	139	2	140	5
Increase in deferred charges and other assets, net	(83)	(52)	(79)	(57)
Acquisition of oil and gas operations of Veba Oil & Gas GmbH	—	(2 156)	—	(2 156)
(Increase) decrease in non-cash working capital relating to investing activities	(22)	(58)	4	(57)
	(460)	(2 686)	(945)	(3 057)
Financing activities
Proceeds from issue of long-term debt (8)	804	2 100	804	2 100
Reduction of long-term debt (8)	(811)	(1)	(1 162)	(2)
Proceeds from issue of common shares	11	8	39	11
Dividends on common shares	(27)	(26)	(53)	(52)
	(23)	2 081	(372)	2 057

Increase (decrease) in cash and short-term investments	365	(82)	358	(347)
Cash and short-term investments at beginning of period	227	516	234	781
Cash and short-term investments at end of period	592	434	592	434

CONSOLIDATED BALANCE SHEET

As at June 30, 2003

(unaudited, millions of dollars)

	June 30, 2003	December 31, 2002

Assets
Current assets
Cash and short-term investments	592	234
Accounts receivable	1 484	1 596
Inventories	680	585
Prepaid expenses	41	19
	2 797	2 434
Property, plant and equipment, net	10 295	10 084
Goodwill	773	709
Deferred charges and other assets	279	212
	14 144	13 439
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	1 779	1 901
Income taxes payable	238	263
Current portion of long-term debt	6	356
	2 023	2 520
Long-term debt (8)	2 505	2 701
Deferred credits and other liabilities	615	621
Future income taxes	1 886	1 821
Shareholders’ equity (9)	7 115	5 776
	14 144	13 439

Approved on behalf of the Board

Ron A. Brenneman	Brian F. MacNeil

Figure references refer to the Notes to the Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, millions of dollars)

(1)                Segmented Information
Three months ended June 30,

	Upstream
	North American Gas		East Coast Oil		Oil Sands		International		Downstream		Shared Services		Consolidated
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Revenue
Sales to customers and other revenues	352	205	175	167	4	—	424	285	1 875	1 780	(4)	—	2 826	2 437
Inter-segment sales	44	41	129	97	95	78	—	—	—	1	—	—
	396	246	304	264	99	78	424	285	1 875	1 781	(4)	—
Expenses
Crude oil and product purchases	—	—	—	—	—	—	—	—	1 133	1 111	3	(4)	1 136	1 107
Inter-segment transactions	—	1	—	—	7	—	—	—	261	216	—	—
Operating, marketing and general	50	41	30	31	85	67	87	61	304	286	16	8	572	494
Exploration	30	34	17	2	2	3	10	5	—	—	—	—	59	44
Depreciation, depletion and amortization	64	66	69	64	9	6	102	55	49	49	—	—	293	240
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	(99)	(47)	(99)	(47)
Interest	—	—	—	—	—	—	—	—	—	—	45	45	45	45
	144	142	116	97	103	76	199	121	1 747	1 662	(35)	2	2 006	1 883
Earnings before income taxes	252	104	188	167	(4)	2	225	164	128	119	31	(2)	820	554

Provision for income taxes
Current	39	78	56	47	(6)	2	134	104	(15)	65	(53)	(18)	155	278
Future	33	(31)	(24)	4	(9)	(1)	21	2	14	(19)	42	—	77	(45)
	72	47	32	51	(15)	1	155	106	(1)	46	(11)	(18)	232	233
Net earnings	180	57	156	116	11	1	70	58	129	73	42	16	588	321
Expenditures on property, plant and equipment and exploration	94	110	68	86	115	104	119	48	94	71	4	3	494	422
Cash Flow (before changes in non-cash working capital)	251	129	223	189	15	10	205	137	189	102	(9)	(27)	874	540

(1)                Segmented Information
Six months ended June 30,

	Upstream
	North American Gas		East Coast Oil		Oil Sands		International		Downstream		Shared Services		Consolidated
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Revenue
Sales to customers and other revenues	739	356	401	249	31	—	976	288	4 195	3 248	(9)	4	6 333	4 145
Inter-segment sales	108	79	264	173	197	162	—	—	2	2	—	—
	847	435	665	422	228	162	976	288	4 197	3 250	(9)	4
Expenses
Crude oil and product purchases	—	—	—	—	—	—	—	—	2 598	1 992	3	—	2 601	1 992
Inter-segment transactions	2	2	—	—	19	—	—	—	550	414	—	—
Operating, marketing and general	97	83	55	49	157	121	193	63	607	557	39	18	1 148	891
Exploration	82	110	47	7	20	20	31	13	—	—	—	—	180	150
Depreciation, depletion and amortization	132	129	131	108	19	12	258	57	96	96	—	—	636	402
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	(196)	(46)	(196)	(46)
Interest	—	—	—	—	—	—	—	—	—	—	93	75	93	75
	313	324	233	164	215	153	482	133	3 851	3 059	(61)	47	4 462	3 464
Earnings before income taxes	534	111	432	258	13	9	494	155	346	191	52	(43)	1 871	681

Provision for income taxes
Current	103	138	147	69	(12)	(1)	325	102	116	121	(83)	(36)	596	393
Future	85	(86)	(33)	8	1	3	35	1	(29)	(48)	44	1	103	(121)
	188	52	114	77	(11)	2	360	103	87	73	(39)	(35)	699	272
Net earnings	346	59	318	181	24	7	134	52	259	118	91	(8)	1 172	409
Expenditures on property, plant and equipment and exploration	232	290	157	142	245	189	221	64	150	103	5	4	1 010	792
Cash Flow (before changes in non-cash working capital)	591	217	472	307	66	44	461	141	324	166	(49)	(48)	1 865	827

(2)                                  The note disclosure requirements for annual financial statements provide additional disclosure to that required for interim financial statements.  Accordingly, these interim financial statements should be read in conjunction with the financial statements included in the Company’s 2002 annual report.  The interim financial statements follow the accounting policies summarized in the notes to the annual financial statements except as set out below.

Effective January 1, 2003 Petro-Canada commenced operating its International segment on a self-sustaining basis.  As a consequence, the Company prospectively changed its accounting for the foreign currency translation of its international subsidiaries and gains and losses arising from the translation of their financial statements and associated long-term debt into Canadian dollars are deferred and included as part of shareholders’ equity.  The effect of this change for the three months and the six months ended June 30, 2003 was a decrease in net earnings of $20 million and $45 million, respectively.  The change also resulted in an increase in property, plant and equipment of $72 million, goodwill of $64 million and shareholders’ equity of $136 million as at June 30, 2003.

(3)                                  Investment and other income for the three months and the six months ended June 30, 2003 includes a gain on disposal of assets of $58 million relating to the disposal of non-core oil and gas properties.  The gain on disposal increases net earnings by $35 million and is recorded in the North American Gas segment.  There was no gain or loss on disposal of assets for the three months and the six months ended June 30, 2002.

(4)                                  Depreciation, depletion and amortization for the six months ended June 30, 2003 includes a charge of $46 million ($46 million after-tax) relating to the impairment of assets in Kazakhstan.  The charge is recorded in the International segment.

(5)           Foreign currency translation consists of:

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002
	(millions of dollars)
Gain on translation of foreign currency denominated long-term debt (a)	(99)	(66)	(196)	(65)
Loss on translation of foreign operations	—	19	—	19
	(99)	(47)	(196)	(46)

(a)                                  Gains or losses on foreign currency denominated long-term debt associated with self-sustaining international subsidiaries are deferred and included as part of shareholders’ equity.

(6)                                  The provision for future income taxes for the three months and six months ended June 30, 2003 has been reduced by $96 million due primarily to the substantively enacted reduction in federal income tax rates.  The changes, to be introduced over five years, will reduce the applicable rate on resource income to 21% from 28%, provide for the deductions of crown royalties and eliminate the deduction for resource allowance.  The adjustment was allocated to the segments as a decrease (increase) to the tax provision as follows: North American Gas - $29 million, East Coast Oil - $21 million, Oil Sands - $14 million, Downstream - $45 million and Shared Services - $(13) million.

(7)           Items not affecting cash flow:

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002
	(millions of dollars)

Depreciation, depletion and amortization	293	240	636	402
Future income taxes	77	(45)	103	(121)
Gain on sale of assets	(58)	—	(58)	—
Gain on translation of foreign currency denominated long-term debt	(99)	(66)	(196)	(65)
Foreign exchange losses	—	28	—	28
Provision for future removal and site restoration costs	9	10	16	14
Other	5	8	12	10
	227	175	513	268

(8)                                  During the three months ended June 30, 2003 the Company issued U.S. $300 million 4.00% notes due July 15, 2013 and U.S. $300 million 5.35% notes due July 15, 2033.  In anticipation of issuing this debt, the Company entered into interest rate derivatives, which resulted in effective yields for the 10 and 30 year notes of 4.838% and 6.073%, respectively.  The gross proceeds aggregated $804 million, which contributed to the repayment of $810 million of the credit facility related to the acquisition of oil and gas operations of Veba Oil & Gas GmbH.  As at June 30, 2003 the amount of the acquisition credit facility outstanding was $479 million, which is due for repayment on April 30, 2005.

(9)           Shareholders’ equity consists of:

	June 30, 2003	December 31, 2002
(millions of dollars)

Common shares	1 297	1 258
Contributed surplus	2 138	2 138
Retained earnings	3 499	2 380
Foreign currency translation adjustment	181	—
	7 115	5 776

(10)                            For the six months ended June 30, 2003 the Company granted 2 446 000 options (six months ended June 30, 2002 – 2 107 000 options) to officers and certain employees to purchase common shares at a price of $51.39 per share (2002 – $34.22 per share).  These options have a term of 10 years, vest over four years and are exercisable at the market price when granted.  The following tables present the pro forma net earnings and the pro forma earnings per share as if the fair value based accounting method, applied to options issued after January 1, 2002, had been used to account for the compensation cost of options that is amortized over the vesting period:

	Three months ended June 30,
	2003	2002	2003		2002
	Net Earnings		Earnings per Share
	(millions of dollars)		(dollars)
			Basic	Diluted	Basic	Diluted
Net earnings as reported	588	321	2.22	2.20	1.22	1.21
Pro forma adjustment	5	1	0.02	0.02	—	—
Pro forma net earnings	583	320	2.20	2.18	1.22	1.21

	Six months ended June 30,
	2003	2002	2003		2002
	Net Earnings		Earnings per Share
	(millions of dollars)		(dollars)
			Basic	Diluted	Basic	Diluted
Net earnings as reported	1 172	409	4.43	4.38	1.56	1.54
Pro forma adjustment	8	2	0.03	0.03	0.01	—
Pro forma net earnings	1 164	407	4.40	4.35	1.55	1.54

The estimated fair value of the options has been determined using the Black-Scholes option-pricing model.  The estimated fair values and assumptions are as follows:

	Six months ended June 30,
	2003	2002
Fair value per option	$17.50	$12.19
Risk-free interest rate	4.4%	5%
Expected hold period to exercise	6 years	6 years
Volatility in the market price of the common shares	32%	33%
Estimated annual dividend	1.4%	1.4%